Room 4561
Via fax (513) 723-3452

April 30, 2008

David F. Dougherty
Chief Executive Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

> **Re:** **Convergys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2007**
> **File no. 1-14379**

Dear Mr. Dougherty:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

1. We note your discussion of consolidations in the communications industry and the migration of two customers (AT&T and Sprint Nextel) onto new systems. It is not clear what impact these migrations will have, or are reasonably likely to have, on the Company's liquidity, capital resources or results of operations. For

instance, while we note your statement that once the migration is complete, AT&T will continue to be an important client, it is not clear how the Company's future revenues will be impacted by the loss of these arrangements. In addition, your disclosures on page 38 indicate that if the Sprint migration proceeds as planned, it will negatively impact Information Management's revenues and operating results. To the extent that past performance may not be indicative of future performance due to the loss of these contracts, tell us how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a quantitative discussion of these known trends and uncertainties facing the Company is required under Item 303 of Regulation S-K.

2.   We note your disclosures on page 20 where you indicate that the decline in operating income was offset, in part, by a "decrease of $11.6 [million] in long-term incentive plan expenses recorded at Corporate, largely reflecting the impact of our recent share price performance and Convergys' pay-for-performance policy." Please explain further your "recent" pay-for-performance policies and tell us how these policies resulted in a decline in compensation expense. In this regard, it appears that the Company has provided long-term incentives plans in the past as your disclosures in Note 9 indicate that long-term incentive plan expense of $24.5 million, $36.1 million and $23.5 million was recognized in the years ended December 31, 2007, 2006 and 2005, respectively. Did the Company change your long-term incentive program during fiscal 2007? If so, tell us how you considered including a discussion of such changes in either MD&A or in the financial statement footnotes.

Risk Factors

"A large portion of our revenue is generated from a limited number of clients", … page 38

3.   We note your disclosure that you do not consider Convergys to be substantially dependent on any particular contract/work order with AT&T, Sprint Nextel or Comcast. Given that 16.3% of your revenues in the last fiscal year were generated under your agreements with AT&T, and in light of the fact that there is a single entity that controls with respect to the continuation or termination of these agreements, it appears appropriate that the AT&T contracts should be aggregated for the purposes of determining whether they constitute material contracts on which you are substantially dependent. On this basis, it appears that the AT&T contracts should be filed as exhibits to the Form 10-K. In addition, the material terms of the AT&T contracts should be discussed in the business section. Please provide us with your analysis as to why the AT&T contracts should not be considered in the aggregate for the purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Note 2. Accounting Policies

Revenue Recognition, page 52

4.   We note that data processing services consists of monthly fees for processing client transactions in Information Management's data centers and, in some cases, the client's data centers, using the Company's proprietary software. We further note that the client does not take possession of the software nor has the right to take possession of the software without incurring a significant penalty and accordingly, it appears that the Company has concluded that such arrangements are outside of the scope of SOP 97-2 pursuant to EITF 00-3. Please explain further how you considered the guidance in EITF 00-3 for arrangements where the data processing is performed at the client's data center. Is this the "build-operate-transfer" delivery mode that you refer to on page 5? If so, it appears that the BOT client has the option to transfer the operation of the software to itself at a future date and therefore, it is unclear why SOP 97-2 would not be the applicable accounting guidance. Please explain further.

5.   Also, please explain further your reference to EITF 00-3 as it relates to implementation services. If you are referring to arrangements that fall outside of the scope of SOP 97-2 pursuant to EITF 00-3, then tell us how you considered the guidance in EITF 00-21 in determining whether such arrangements include separate units of accounting.

6.   We note that for data processing arrangements the implementation services are recognized over the service period once the Company begins to deliver the data processing services. Please tell us what you mean by "service period" and tell us how you considered footnote 39 to SAB 104 in accounting for such fees. We further note that when professional and consulting services (which include installation, implementation and customization) are provided with outsourcing arrangements, the revenues are recognized as the related services are delivered. Are your outsourcing arrangements the same as your data processing arrangements? If so, please explain further your revenue recognition policy for your professional and consulting services as your current disclosures under data processing versus professional and consulting appear to differ with regards to the accounting for such revenues.

7.   You indicate that when professional and consulting services are considered essential to the software's functionality, the license element is recognized together with the professional and consulting element using the percentage of completion method. You also indicate that if the Company is unable to determine the pattern in which professional and consulting services will be utilized, the

license revenue is recognized on a straight-line basis over the implementation period. Please explain further those arrangements that are accounted for on a straight-line basis and tell us how they differ from those accounted for under the percentage-of-completion method. In this regard, explain further why you are unable to determine the pattern in which professional and consulting services will be utilized and provide the specific accounting guidance you are relying upon in accounting for such arrangements.

8.   We note that for arrangements where services are not considered essential to the software's functionality, the license element is recognized upon delivery of the software. Please tell us whether this policy applies to both your term and perpetual licenses. If so, please explain further how the Company considered SOP 97-2 in accounting for term licenses upon delivery of the software as it appears that such licenses also include PCS services. Specifically, tell us how you considered TPA 5100.68 in recognizing revenue related to your term-based licenses up-front. In this regard, if your term-based licenses and the related PCS services are co-terminus, then tell us how you are able to establish VSOE of the PCS services as the PCS services have not been sold separately.

9.   We note in your disclosure that you enter into multiple element arrangements that include software products and support and maintenance services (PCS). We also note that you allocate and defer revenue for the undelivered elements based on the vendor specific objective evidence (VSOE) of fair value. While we note that the VSOE of fair value for PCS is based on the normal pricing when sold separately, please explain your methodology and assumptions used to determine VSOE of fair value of maintenance in your multiple element arrangements. In this regard, please clarify what you mean by "normal pricing" and describe the process you use to evaluate the various factors that effect your VSOE including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

Deferred Charges, page 55

10.   We note that during fiscal 2007, 2006 and 2005, the Company capitalized $129.5 million, $126.5 million and $56.4 million of client acquisition and implementation costs, respectively and the Company's total deferred charges at December 31, 2007 and 2006 were $304.3 million and $228.0 million, respectively. With regards to such costs, please provide the following:
   - Please provide a breakdown of the costs capitalized during fiscal 2006 and 2007 by contract/client and tell us the amortization period for each. Also, tell us whether these costs were for client acquisition or for set-up activities and tell us to which segment these costs relate.

- Tell us whether any of the total capitalized costs relate to the AT&T or Sprint/Nextel arrangements that are currently in the process of migration. If so, tell us how you considered such costs for potential impairment given the current status of such contracts.
- We note from your disclosure on page 26 that there were some implementation costs that were expensed during the year. Tell us the amount of such costs. Also tell us whether these were costs that normally would have been capitalized and if so, then tell us why the Company expensed them instead.
- We note your discussion on page 39 with regards implementations in your HR Management segment where you state that due to the complexity of the implementations and changes in customer requirements, implementation cost overruns and delays are possible. Tell us whether you have encountered any of these cost overruns in the periods presented and if so, tell us how you accounted for such costs (i.e. capitalized versus expensed). Also, tell us if these additional costs or delays resulted in the impairment of any previously capitalized costs.

Item 9A Controls and Procedures

Changes in Internal Control, page 76

11.   We note your disclosure that there have been no "material" changes in your internal control over financial reporting in the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Item 308(c) of Regulation S-K requires that you disclose "any" such change. Please confirm that there were no changes in your internal control over financial reporting in the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and provide us with a representation that you will conform your disclosure to the item requirements in future filings.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matt Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Senior Staff Attorney at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief